Filed Pursuant to Rule 424(b)(3)
Registration No. 333-279314

INVESCO REAL ESTATE INCOME TRUST INC.
SUPPLEMENT NO. 5 DATED FEBRUARY 14, 2025
TO THE PROSPECTUS DATED NOVEMBER 12, 2024
This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Invesco Real Estate Income Trust Inc., dated November 12, 2024 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Invesco Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.
The purposes of this Supplement are as follows:
•to disclose the transaction price for each class of our common stock available in this offering as of March 1, 2025;
•to disclose the calculation of our January 31, 2025 NAV per share for all share classes;
•to provide an update on the status of our public offering and DST program; and
•to provide an update pertaining to our board of directors.
March 1, 2025 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of March 1, 2025 (and repurchases as of February 28, 2025) is as follows:

Transaction Price (per share)
Class T	$26.5534
Class S	$26.6090
Class D	$26.5720
Class I	$26.7065
Class E	$28.2961
The March 1, 2025 transaction price for each of our share classes is equal to such class’s NAV per share as of January 31, 2025. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.
January 31, 2025 NAV per Share
We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.inreit.com and is made available on our toll-free, automated telephone line at 833-834-4924. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. Our properties have been appraised and our commercial mortgage loans and debt have been valued in accordance with our valuation guidelines and such appraisals and valuations were prepared or reviewed by our independent valuation advisors. We have included a breakdown of the components of total NAV and NAV per share for January 31, 2025.

Our total NAV presented in the following tables includes the aggregate NAV of our Class T, Class S, Class D, Class I, Class E and Class N shares, as well as partnership interests of the Operating Partnership held by the Special Limited Partner. The following table provides a breakdown of the major components of our total NAV as of January 31, 2025:

$ in thousands, except share/unit data
Components of NAV	January 31, 2025
Investments in real estate	$773,613
Investments in unconsolidated entities	149,269
Investments in real estate-related securities	56,601
Investment in commercial loan	13,004
Investment in affiliated fund	21,044
Cash and cash equivalents	59,547
Restricted cash	4,746
Other assets	4,076
Mortgage notes, revolving credit facility and financing obligation, net	(336,503)
Subscriptions received in advance	(696)
Other liabilities	(20,963)
Management fee payable	(379)
Accrued stockholder servicing fees	(16)
Non-controlling interests in joint-ventures	(100,932)
Net asset value	$622,411
Number of outstanding shares/units	22,638,679
The following table provides a breakdown of our total NAV and NAV per share/unit by class as of January 31, 2025:

$ in thousands, except share/unit data
NAV Per Share/Unit	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class E Shares	Class N Shares	Operating Partnership Units(1)	Total
Net asset value	$16,711	$19,397	$23,390	$122,429	$34,726	$404,031	$1,727	$622,411
Number of outstanding shares/units	629,349	728,961	880,268	4,584,245	1,227,241	14,527,583	61,032	22,638,679
NAV Per Share/Unit as of January 31, 2025	$26.5534	$26.6090	$26.5720	$26.7065	$28.2961	$27.8113	$28.2961
(1)Includes the partnership interest of the Operating Partnership held by the Special Limited Partner.
Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the January 31, 2025 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Healthcare	7.3%	5.8%
Office	8.8%	7.3%
Industrial	7.6%	6.0%
Self-Storage	7.8%	5.8%
Multifamily	7.1%	5.5%
Student Housing	7.5%	5.8%
Retail	8.5%	7.4%

These assumptions are determined by our independent valuation advisor and reviewed by the Adviser. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

		Investment Values
Input	Hypothetical Change	Healthcare	Office	Industrial	Self-Storage	Multifamily	Student Housing	Retail
Discount Rate (weighted average)	0.25% decrease	1.9%	1.8%	2.0%	1.9%	2.0%	1.9%	1.8%
Discount Rate (weighted average)	0.25% increase	(1.9)%	(1.7)%	(2.0)%	(1.8)%	(1.9)%	(1.8)%	(1.8)%
Exit Capitalization Rate (weighted average)	0.25% decrease	2.8%	2.1%	2.8%	2.7%	3.0%	2.7%	1.9%
Exit Capitalization Rate (weighted average)	0.25% increase	(2.6)%	(1.9)%	(2.6)%	(2.5)%	(2.7)%	(2.5)%	(1.8)%
Status of our Public Offering
We are currently offering on a continuous basis up to $3.0 billion in shares of common stock, consisting of up to $2.4 billion in shares in our primary offering and up to $0.6 billion in shares pursuant to our distribution reinvestment plan. This offering is our first follow-on offering and commenced on November 12, 2024. As of February 12, 2025, we have issued and sold in our public offering (1) 108,609 shares of our common stock (consisting of 1,790 Class T shares, 24,003 Class S shares, 8,185 Class D shares, 73,750 Class I shares and 881 Class E shares) in the primary offering for total proceeds of $2.9 million and (2) 20,320 shares of our common stock (consisting of 2,179 Class T shares, 3,829 Class S shares, 4,172 Class D shares, 8,295 Class I shares and 1,845 Class E shares) pursuant to our distribution reinvestment plan for a total value of $0.5 million. As of January 31, 2025, our aggregate NAV was $622.4 million. We intend to continue selling shares in our public offering on a monthly basis.
Status of our DST Program
In December 2024, our first DST Offering under our DST Program was fully subscribed and closed.
Director Retirement
On February 5, 2025, James H. Forson, a member of our board of directors and chairperson of the audit committee since 2019, informed us that he will retire from our board of directors and the audit committee, effective June 30, 2025. Mr. Forson's retirement is due to his outside professional duties and obligations, and not as a result of a disagreement with us on any matter relating to our operations, policies or practices. Our board of directors intends to initiate a search for a director candidate to replace Mr. Forson prior to his retirement.